UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2010

Commission File Number 001-31739

GAMMON GOLD INC.
(Translation of registrant's name into English)

1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia  B3J 2Z1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON GOLD INC.

Date: August 6, 2010	By: /s/ Rene Marion Rene Marion President & CEO

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated August 6, 2010

--

EXHIBIT 99.1

PRESS RELEASE

Gammon to Record a Non-Cash Goodwill and Asset Impairment Charge Relating to El Cubo

Toronto, August 6, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): As previously announced on June 17, 2010, the Company has indefinitely suspended operations at the El Cubo mine, located in Guanajuato State, Mexico. This decision was a result of continued labour disruptions by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels.

This event was considered a triggering event for the purpose of assessing whether the carrying value of the El Cubo mine’s long-lived assets and goodwill were impaired.  As a result, the Company conducted a long-lived asset impairment test whereby future life of mine cash flows reflecting recent union productivity experience were determined and compared to El Cubo's carrying value. Based on this test, the Company will record a goodwill and asset impairment charge of US$193.3 million in the second quarter ending June 30, 2010. The remaining carrying value of the El Cubo mine’s long-lived assets will be US$60.9 million. While the charge will reduce second quarter reported earnings by US$193.3 million, it is a non-cash accounting adjustment and will not affect reported cash flows, cash balance, or proven & probable reserves.

Further details will be provided in the Company’s second quarter financial statements and Management’s Discussion and Analysis for the three and six month period ended June 30, 2010. These financial statements will be released before the market opens on Tuesday, August 10, 2010 and will be available on the Company’s website at www.gammongold.com  or www.sedar.com.

Second Quarter 2010 Conference Call

A webcast and conference call will be held on Tuesday, August 10, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:
•	Toll Free: 1-888-231-8191

When the Operator answers please ask to be placed into the Gammon Gold Second Quarter 2010 Results Conference Call.

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight August 17, 2010 by dialing the appropriate number below:
•      Local Toronto Participants: 1-416-849-0833                                                                           Passcode: 84971221
•      North America Toll Free: 1-800-642-1687                                                                           Passcode: 84971221
Second Quarter 2010 Webcast

Live Webcast:
The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3131700
Archive Webcast:
The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3131700 or via the Company’s website at www.gammongold.com.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has significantly increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry Chief Financial Officer Gammon Gold Inc. 416- 646-3825	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Cautionary Statement
Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’,

‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the carrying value of El Cubo, its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, the duration of the suspension of operations at El Cubo and our ability to re-open such operations, the financial and operating effects of the suspension of operations at El Cubo, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.